Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value of $0.001 per share, of Qunar Cayman Islands Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: April 7, 2016
Momentum Strategic Holdings, L.P.

	By:	Momentum Strategic Holdings GP, Ltd.
Its General Partner

	By:	/s/ Wade Kenny
	Name:	Wade Kenny
	Capacity:	Director

Momentum Strategic Holdings GP, Ltd.

	By:	/s/ Wade Kenny
	Name:	Wade Kenny
	Title:	Director